Prospectus Supplement Dated April 29, 2011 to Prospectus Dated March 31, 2011

FIA Card Services, National Association
Sponsor, Servicer and Originator

BA Credit Card Funding, LLC
Transferor and Depositor

BA Credit Card Trust
Issuing Entity

On March 31, 2011, BA Credit Card Funding, LLC and BA Credit Card Trust filed a prospectus (the “Prospectus”) through the Securities and Exchange Commission’s EDGAR system that contained an incorrect date reference.  This prospectus supplement amends the Prospectus in the following manner:

Page A-I-6, Final Paragraph:

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The language “The following tables summarize the Master Trust II Portfolio by various criteria as of the beginning of the day on October 1, 2010” is changed to “The following tables summarize the Master Trust II Portfolio by various criteria as of the beginning of the day on February 1, 2011.”

The final paragraph appearing on page A-I-6 of the Prospectus now reads in its entirety as follows:

       The following tables summarize the Master Trust II Portfolio by various criteria as of the beginning of the day on February 1, 2011.  Because the future composition of the Master Trust II Portfolio may change over time, neither these tables nor the information above describe the composition of the Master Trust II Portfolio at any future time.  If the composition of the Master Trust II Portfolio changes over time, noteholders will not be notified of such change.  See “Risk Factors—FIA may change the terms of the credit card accounts in a way that reduces or slows collections.  These changes may result in reduced, accelerated or delayed payments to you” in this prospectus.  However, monthly reports containing information on the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission.  See “Where You Can Find More Information” in this prospectus for information as to how these reports may be accessed.